Exhibit 99.1

Aurora Achieves Significant Progress in Disease Resistance Research

NASDAQ | TSX: ACB

As a leading global medical cannabis company, advancements in breeding, testing and production trials for powdery mildew-resistant cultivars reinforce Aurora's leadership in cannabis science

EDMONTON, AB, Jan. 14, 2026 /CNW/ - Aurora Cannabis Inc. (NASDAQ: ACB) (TSX: ACB), the Canadian-based leading global medical cannabis company, is pleased to announce significant progress in its powdery mildew (PM) resistance research, nearly one year after the company's breakthrough discovery of a novel source of genetic resistance against powdery mildew, PM2.

Since the initial discovery, Aurora has performed multiple rounds of crosses to transfer PM2 resistance into elite breeding lines. The research involves testing in breeding populations through controlled infection trials with high disease pressure, validating the durability and effectiveness of PM2 resistance. These trials are done to ensure that disease resistance is integrated into high-performing genetics without compromising quality traits, that are critical for patients and consumers globally.

"By moving from research into production trials of cultivars with verified PM2 resistance at our Aurora Ridge manufacturing facility, we're not only validating the science but also shaping the future of cannabis cultivation," said Lana Culley, Vice President of Innovation and International Operations at Aurora. "This progress marks a critical step toward commercialization of powdery mildew-resistant cultivars and demonstrates how science-driven innovation adds great value to our global portfolio of proprietary cannabis products."

The company has recently shared its research at leading scientific and industry conferences, including the Plant & Animal Genome Conference, the Canadian Society for Horticultural Science & Canadian Society of Agronomy 2025 Conference, the 4th Annual Cannabis Scientific Symposium at the McGill Research Centre for Cannabis, and the PhotoX Conference.

The proprietary genetic marker technology behind PM2 was developed by scientists at Aurora Coast, the company's world-class research and development facility, and builds from Aurora's previous collaboration with researchers at the University of British Columbia and research funding from Genome British Columbia. Should the production trials be successful, the company will look to commercialize PM-resistance cultivars later this year, which will protect plant health, reduce operational costs and improve product quality.

As a global medical cannabis company enabled by science, Aurora continues to push the boundaries of cannabis science. By integrating advanced breeding techniques with rigorous research, Aurora is setting new standards for quality and efficiency, all while creating a strong production network to support existing and future markets.

This intellectual property is currently patent pending in Canada, United States, Europe, Australia, New Zealand, and Israel.

About Aurora Cannabis Inc.

Aurora is Opening the World to Cannabis™, serving both the medical and consumer markets across Canada, Europe, Australia and New Zealand. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis, dedicated to helping people improve their lives. The Company's adult-use brand portfolio includes Drift®, San Raf®, Daily Special™, Tasty's™, Being® and Greybeard®. Medical cannabis brands include MedReleaf®, CanniMed®, Aurora® and Whistler Medical Marijuana Co.®, as well as international brands, Pedanios®, IndiMed™ and CraftPlant™. Aurora also has a controlling interest in Bevo Farms Ltd., North America's leading supplier of propagated agricultural plants. Driven by science and innovation, and with a focus on high-quality cannabis products, Aurora's brands continue to break through as industry leaders in the medical, wellness and adult recreational markets wherever they are launched. Learn more at www.auroramj.com and follow us on X and LinkedIn.

Aurora's common shares trade on the NASDAQ and TSX under the symbol "ACB".

Forward Looking Information

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this news release include, but are not limited to, statements regarding the Company's advancements in breeding, testing and production trials for powdery mildew-resistant cultivars and expected associated benefits, including as related to impacts on future of cannabis cultivation, the potential future commercialization of powdery mildew-resistant cultivars, the protection of plant health, reduction of operational costs and improvements in product quality, as well as statements regarding the Company's ability to continue to support existing and future markets.

These forward-looking statements are only predictions. Forward looking information or statements contained in this news release have been developed based on assumptions management considers to be reasonable. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the magnitude and duration of potential new or increased tariffs imposed on goods imported from Canada into the United States; the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management's estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the risk of successful integration of acquired business and operations, management's estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information from dated June 17, 2025  (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR+ at www.sedarplus.com and filed with and available on the SEC's website at www.sec.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

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SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: For Media: Michelle Lefler | VP, Communications & PR | media@auroramj.com; For Investors: ICR, Inc. | aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 07:00e 14-JAN-26